UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ X ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

For the Period Ended October 31, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended ___________________

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If this notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Datatec Systems, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

23 Madison Road

Address of Principal Executive Office (Street and Number)

Fairfield, New Jersey 07004

City, State and Zip Code

PART II -RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As recently announced by the registrant, on December 5, 2003, the registrant appointed a new Chief Executive Officer. As a result, the registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2003 could not be completed without unreasonable effort or expense. The registrant will file such report as soon as reasonably practicable, which the registrant expects will be no later than the fifth calendar day following the prescribed due date for such report.

PART IV - OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification

Richard K. Davis		201	808-4000
(Name)		(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ X ]Yes [ ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects a significant loss for the quarter ended October 31, 2003. Due to the appointment of a new Chief Executive Officer, the registrant is not able to quantify the extent of such loss.

Datatec Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2003			By: /s/ Richard K. Davis

Richard K. Davis
Vice President